

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

James McCullough
Chief Executive Officer
Renalytix plc
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

      Re: Renalytix plc
          Form 20-F for the fiscal year ended June 30, 2021
          Filed October 21, 2021
          File number 001-39387

Dear Mr. McCullough:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences